FORM 6-K


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



For the month of: May, 2005

                        Commission File Number: 0-25672


                           MIRAMAR MINING CORPORATION
                 (Translation of registrant's name into English)

                          #300 - 889 Harbourside Drive
                       North Vancouver, British Columbia
                                Canada V7P 3S1(
                    Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

             Form 20-F [_]                    Form 40-F  [X]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes  ___              No   ___

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        MIRAMAR MINING CORPORATION
                                        (Registrant)


                                        By:  /s/ A. David Long
                                             A. David Long, Corporate Secretary

Dated:  June 14, 2005

[LOGO]                   MIRAMAR MINING CORPORATION

         300-889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada
        Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

--------------------------------------------------------------------------------

May 12, 2006               NEWS RELEASE 06-07                        MAE - TSE
--------------------------------------------------------------------------------
                                                                     MNG-AMEX


            MIRAMAR REPORTS FINANCIAL RESULTS FOR FIRST QUARTER 2006
     STRONG WORKING CAPITAL AT THE END OF THE FIRST QUARTER OF $61.1 MILLION


VANCOUVER -- Miramar Mining Corporation today announced its financial results for the first quarter ended March 31, 2006. For the three months ended March 31, 2006, the Company reported a consolidated net loss of $2.1 million and ended the quarter with consolidated working capital of $61.1 million.

During the quarter Miramar continued towards its objective of building an intermediate gold production profile through the sequential development of the Hope Bay greenstone belt in Nunavut. During the quarter, the Nunavut Impact Review Board announced their positive recommendation of the Doris North project. Miramar also announced plans to spend $30 million on Hope Bay over the year to complete feasibility and preliminary assessments to determine the next phase of production after the proposed Doris North Mine. During the quarter, Miramar also announced an increase in 2005 resources over 2004 of 2.67 million ounces. The Hope Bay project now contains an estimated 3.5 million ounces of indicated gold resources and a further 5.5 million ounces of inferred gold resources.

FINANCIAL RESULTS

A consolidated net loss of $2.1 million or $0.01 per share compared to a loss of $1.1 million or $0.01 per share for the same period in 2005. The increased loss in the first quarter of 2006 resulted from an increase in stock-based compensation which was partially offset by increased income from the sale of other assets. Stock-based compensation increased primarily due to a higher estimated fair value of the options granted or vested in the period. At March 31, 2006 Miramar had consolidated working capital of $61.1 million compared to $64.3 million at December 31, 2005. In addition to working capital at March 31, 2006, Miramar had $15.0 million in cash collateral deposits for reclamation bonds. Please see the attached financials and Managements Discussion & Analysis for details or retrieve them from the Miramar website at www.miramarmining.com.

2006 WORK PROGRAM

Miramar plans to spend approximately $30 million at Hope Bay in 2006. The objectives being pursued this year are:

     a) to complete a feasibility study that defines development of operations that could produce 250,000 - 300,000 ounces per year by incorporating material from Doris Central and the upper portions of Madrid and Boston (Phase Two); and

     b) to complete initial drilling and studies to investigate whether the northern most part of the Madrid system can support a larger scale open pit operation potentially producing 500,000 - 750,000 ounces per year, also incorporating high grade feed from the Doris and Boston deposits (Large Pit Concept).

The Company will evaluate both options and will pursue the option that provides the best return to the shareholders.

The 2006 program is based in part on a new exploration model for Hope Bay that focuses on the geological similarities including regional faults, alteration and mineralization with the Timmins and Larder Lake areas in Ontario; both greenstone belts with prolific gold production over the last century. The bulk of the program will be directed towards resource drilling in the Madrid area with lesser drilling at the Boston and Doris deposits. For details on the 2006 drilling program, please refer to the news release dated April 6, 2006 on the Company's website at www.miramarmining.com.


QUALITY ASSURANCE

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements as set out in National Instrument 43-101 and reviewed by John Wakeford, P. Geo. Vice President, Exploration for Miramar Mining Corporation and the qualified person for the company in accordance with NI 42-101. The analytical method for the gold analyses is gravimetric assay done by TSL Laboratories in Saskatoon, with metallic screen assays for all samples assaying over 20 g/t gold. Check assays are completed by ALS Chemex in North Vancouver.


FORWARD LOOKING STATEMENTS

This press release and the attached financial disclosure contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 including, without limitation, statements relating to Miramar's strategies, goals and objectives at the Hope Bay project and the expected results of exploration work. Forward looking statements are statements that are not historical facts and are generally but not always, identified by words such as "expects," "plans," "anticipates, "believes," "intends," "estimates," "projects," "potential," "goal," "objective," "strategy," or variations thereof or similar expressions or statements that events or conditions "will," "would," "may," "could," or "should" occur.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing in a timely manner and on acceptable terms to fund the planned work; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company's properties, and that commercially viable deposits may not be identified; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in work programs or mine closures; the risk of environmental contamination or damage resulting from Miramar's operations and other risks and uncertainties, including those described in this press release and the attached disclosure and in the Miramar's Annual Report on Form 40-F for the year ended December 31, 2004 and Reports on Form 6-K filed with the Securities and Exchange Commission. Forward-looking statements are based on the beliefs, estimates and opinions of Miramar's management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation


                        For further information contact:
                                   Tony Walsh
                                 President & CEO
                           Miramar Mining Corporation
                     Tel: (604) 985-2572 Fax: (604) 980-0731
                            Toll Free: 1-800-663-8780
                          Email: info@miramarmining.com

                     CONSOLIDATED FINANCIAL STATEMENTS
                     (EXPRESSED IN CANADIAN DOLLARS)



                     MIRAMAR  MINING  CORPORATION



                     PERIODS ENDED MARCH 31, 2006 AND 2005






FINAL MAY 12, 2006                                                            1

MIRAMAR MINING CORPORATION
Consolidated Balance Sheets
(Expressed in thousands of Canadian dollars)

March 31, 2006 and December 31, 2005


--------------------------------------------------------------------------------------------------
                                                                     March 31,        December 31,
                                                                       2006               2005
                                                                    (unaudited)
--------------------------------------------------------------------------------------------------
Assets

Current assets:
        Cash and cash equivalents                                  $  39,685          $  48,723
        Short term investments                                        27,126             20,000
        Accounts receivables                                           1,314              1,135
        Inventory                                                      5,019              4,782
        Prepaid expenses                                                 995               355
        ------------------------------------------------------------------------------------------
                                                                      74,139             74,995

Power credits                                                          1,460              1,557

Property, plant and equipment (note 3)                                 5,663              5,569

Mineral properties (note 4)                                          177,748            170,817

Cash collateral deposits                                              14,984             14,980

Investment in Northern Orion Explorations Ltd.                         8,505              8,505

Other assets                                                           1,296              1,574
--------------------------------------------------------------------------------------------------
                                                                   $ 283,795          $ 277,997
--------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity

Current liabilities
        Accounts payable and accrued liabilities                   $   6,952              4,748
        Current portion of site reclamation and closure
              costs (note 5)                                           6,100              5,947
        ------------------------------------------------------------------------------------------
                                                                      13,052             10,695

Deferred gain                                                          1,460              1,557

Provision for site reclamation and closure costs (note 5)             13,407             14,536

Future income tax liability                                           29,310             22,801
--------------------------------------------------------------------------------------------------
                                                                      57,229             49,589

Shareholders' deficiency:
        Share capital (note 6)                                       431,334            433,990
        Contributed surplus                                            9,785              6,846
        Deficit                                                     (214,553)          (212,428)
        ------------------------------------------------------------------------------------------
                                                                     226,566            228,408
--------------------------------------------------------------------------------------------------
                                                                   $ 283,795          $ 277,997
--------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.




FINAL MAY 12, 2006                                                            2

MIRAMAR MINING CORPORATION
Consolidated Statements of Operations and Deficit
(Expressed in thousands of Canadian dollars except for per share amounts)

For the three months ended March 31, 2006 and 2005


----------------------------------------------------------------------------------------------------
                                                                         2006                 2005
                                                                  (unaudited)           (unaudited)
----------------------------------------------------------------------------------------------------
Revenue:
        Interest                                                  $     697            $      181
        Other income                                                  1,531                   818
        --------------------------------------------------------------------------------------------
                                                                      2,228                   999
Expenses:
        Depreciation, depletion and accretion                           135                   358
        General and administration                                      542                   431
        Salaries                                                        433                   315
        Professional services                                           228                    50
        Investor relations                                               32                    95
        Interest                                                        118                   105
        Stock-based compensation                                      2,469                   875
        Foreign exchange                                                 40                    --
        Severances and closure                                          720                    --
        --------------------------------------------------------------------------------------------
                                                                      4,717                 2,229
----------------------------------------------------------------------------------------------------
Loss before undernoted                                               (2,489)               (1,230)

Equity loss                                                              --                  (185)
----------------------------------------------------------------------------------------------------
Loss before income taxes                                             (2,489)               (1,415)

Income tax recovery (expense):
        Current                                                         (70)                   58
        Future                                                          434                   220
        --------------------------------------------------------------------------------------------
                                                                        364                   278
----------------------------------------------------------------------------------------------------
Loss for the period                                                  (2,125)               (1,137)

Deficit, beginning of the period                                   (212,428)             (201,437)
----------------------------------------------------------------------------------------------------
Deficit, end of the period                                        $(214,553)           $ (202,574)
----------------------------------------------------------------------------------------------------
Basic and diluted loss per share                                  $   (0.01)           $    (0.01)

Weighted average number of common shares outstanding            187,024,599           159,774,830
----------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.


FINAL MAY 12, 2006                                                            3

MIRAMAR MINING CORPORATION
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)

For the three months ended March 31, 2006 and 2005



-----------------------------------------------------------------------------------------------------------
                                                                                   2006               2005
                                                                            (unaudited)        (unaudited)
-----------------------------------------------------------------------------------------------------------
Operations:
       Loss for the year                                                    $   (2,125)         $  (1,137)
       Items not involving cash:
           Depreciation, depletion and accretion                                   135                358
           Gain on sale of other assets                                          1,531                 --
           Write-down of assets                                                     --                126
           Equity loss                                                              --                185
           Stock-based compensation                                              2,469                875
           Future income taxes                                                    (434)              (220)
       Changes in non-cash working capital:
           Accounts receivable                                                    (179)               622
           Inventory                                                              (237)                53
           Prepaid expenses                                                       (640)              (972)
           Accounts payable and accrued liabilities                              2,204             (2,088)
       Payments made on site reclamation                                        (1,066)            (2,534)
       ---------------------------------------------------------------------------------------------------
                                                                                (1,404)            (4,732)

Investments:
       Expenditures on plant, equipment and deferred exploration                (4,186)            (2,924)
       Purchase of securities                                                       --                (50)
       Proceeds on sale of assets                                                1,808             10,077
       Purchase of collateral deposits, net                                         (4)                 -
       Purchase of short-term investments                                       (7,126)                 -
       ---------------------------------------------------------------------------------------------------
                                                                                (9,508)             7,103

Financing:
       Issue of common shares for cash                                           1,874                (12)
----------------------------------------------------------------------------------------------------------
                                                                                 1,874                (12)
----------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                                (9,038)             2,359

Cash and cash equivalents, beginning of the period                              48,723             30,215
----------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of the period                                $   39,685          $  32,574
----------------------------------------------------------------------------------------------------------
Supplementary information:
  Income taxes paid                                                         $       70          $     113
  Non-cash investing and financing activities:

      Fair value of stock options allocated to shares issued on exercise           762                 --
      Stock-based compensation included in deferred exploration                  1,232                615
      Recognition of future income tax liabilities to mineral properties         1,651                 --
----------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.


FINAL MAY 12, 2006                                                            4

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements (unaudited)
(Tabular dollar amounts expressed in thousands of Canadian dollars)

For the three months ended March 31, 2006 and 2005
--------------------------------------------------------------------------------


1.   Interim Financial Statements:

     These unaudited interim consolidated financial statements of Miramar Mining Corporation (the "Company") have been prepared in accordance with the accounting principles and methods of application disclosed in the consolidated financial statements for the year ended December 31, 2005. These interim consolidated financial statements as at March 31, 2006 and for the three months ended March 31, 2006 and 2005 are unaudited; however they reflect all adjustments necessary for a fair presentation of the results for the interim periods presented. Certain of the comparative figures have been reclassified to conform to the current period presentation.

     These financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements and accordingly the consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto contained in the Company's annual report for the year ended December 31, 2005.


2.   Related parties:

     The Company holds 8.3% of Maximus Ventures Ltd ("Maximus"), a company related by virtue of common directors. The Company supplied services on a cost recovery basis to Maximus totalling $nil (2005- $28,493) during the first quarter ended March 31, 2006. Transactions with related parties are recorded at their exchange amount which is the amount of consideration received as established and agreed to by the Company and Maximus.


3.   Property, plant and equipment:

      ----------------------------------------------------------------------------------------------
                                                                           2006               2005
      ----------------------------------------------------------------------------------------------
                                                     Accumulated
                                                    depreciation         Net book          Net book
                                          Cost     and depletion            value             value
      ----------------------------------------------------------------------------------------------
      Mine plant and equipment     $   118,008      $    115,897        $   2,105        $   2,105
      Exploration equipment              2,060               446            1,614            1,614
      Construction in progress           1,290                --            1,290            1,217
      Computer equipment                 1,370               781              589              505
      Leasehold and office                 537               411              126              128
      ----------------------------------------------------------------------------------------------
      Total                        $   123,425      $    117,763        $   5,663        $    5,569
      ----------------------------------------------------------------------------------------------



FINAL MAY 12, 2006                                                            5

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements (unaudited)
(Tabular dollar amounts expressed in thousands of Canadian dollars)

For the three months ended March 31, 2006
--------------------------------------------------------------------------------

4.   Mineral properties:

     The following is a summary of exploration and development costs incurred to March 31, 2006 and 2005:

     ------------------------------------------------------------------------------------
                                                             Three months ended March 31
                                                       ----------------------------------
                                                                  2006              2005
                                                              Hope Bay      Hope Bay and
                                                                              Back River
     ------------------------------------------------------------------------------------
     Balance, beginning of the period                      $  170,817        $  160,003

     Additions:
        Drilling                                                  731               469
        Sample analysis                                            25                22
        Personnel and contracts                                   747               547
        Stock-based compensation                                1,232               615
        Supplies and equipment                                    173               202
        Other exploration costs                                   345               211
        Title and claim management                                 10               290
        Transportation and freight                                778               414
        Camp and infrastructure                                   267               192
        Environmental and permitting                              575               391
        Feasibility and studies                                   396               105
        Future income taxes on the above                        1,651                --
     ------------------------------------------------------------------------------------
                                                                6,931             3,458

     Disposition of mineral property                               --            (8,424)
     ------------------------------------------------------------------------------------
     Balance, end of the period                            $  177,748         $ 155,037
     ------------------------------------------------------------------------------------


5.   Site reclamation and closure:

     The following is a reconciliation of the changes in the provision for site reclamation and closure during the period:

        ------------------------------------------------------------------
        Balance, beginning of period                            $ 20,483
        Site closure and reclamation costs incurred               (1,066)
        Accretion expense                                             90
        ------------------------------------------------------------------
        Balance, end of the period                              $ 19,507
        ------------------------------------------------------------------
        Allocated between:
            Current portion                                     $  6,100
            Non-current portion                                   13,407
        ------------------------------------------------------------------
                                                                $ 19,507
        ------------------------------------------------------------------


FINAL MAY 12, 2006                                                            6

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements (unaudited)
(Tabular dollar amounts expressed in thousands of Canadian dollars)

For the three months ended March 31, 2006
-------------------------------------------------------------------------------

6.   Share capital:

     (a)  Authorized:

          500,000,000 common shares without par value

     (b)  Issued:

         -------------------------------------------------------------------------------------------
                                                                             Common shares
                                                                 -----------------------------------
                                                                        Number
                                                                     of shares               Amount
         -------------------------------------------------------------------------------------------
         Balance, December 31, 2005                               186,301,430            $  433,990
         Issued:
             Future income tax effect of flow through shares               --                (5,292)
             On exercise of warrants                                  128,100                   263
             On exercise of stock options                           1,110,221                 2,373
         -------------------------------------------------------------------------------------------
         Balance March 31, 2006                                   187,539,751            $  431,334
         -------------------------------------------------------------------------------------------


     (c)  Stock options:

          At March 31, 2006, the Company had stock options outstanding as follows:

          -------------------------------------------------------------------
                                                                      Average
                                                         Share       exercise
                                                       options          price
          -------------------------------------------------------------------
          Outstanding December 31, 2005             7,449,684       $   1.87
          Granted                                   2,896,842           2.76
          Exercised                                (1,110,221)          1.45
          Forfeited or expired                        (12,000)          1.00
          -------------------------------------------------------------------
          Outstanding March 31, 2006                9,224,305       $   2.20
          -------------------------------------------------------------------

          The stock-based compensation costs reflected in the consolidated financial statements were estimated using the Black-Scholes option pricing model with the following weighted average assumptions: a risk-free interest rate of 3.87%, a dividend yield of 0%, an expected volatility of 60% and expected lives of stock options of 5.0 years. The weighted average fair value of options granted in 2006 was $1.51.

          As at March 31, 2006, 8,256,305 options were fully vested and expire as follows:

          --------------------------------------------------------------------
          Year                                   Number        Exercise price
          --------------------------------------------------------------------
          2006                                 955,421          $     1.19
          2007                                 349,000                1.22
          2008                               1,021,676                1.96
          2009                               1,891,160                2.87
          2010                               1,600,706                1.30
          2011                               2,438,342                2.80
          --------------------------------------------------------------------


FINAL MAY 12, 2006                                                            7

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements (unaudited)
(Tabular dollar amounts expressed in thousands of Canadian dollars)

For the three months ended March 31, 2006

-------------------------------------------------------------------------------

6.   Share capital (continued):

     (d)  Warrants and brokers compensation options:

          At March 31, 2006, the Company had warrants and brokers' compensation options outstanding and exercisable as follows:

          ---------------------------------------------------------------------
                                                                       Average
                                                      Warrants and     exercise
                                                           options       price
          ---------------------------------------------------------------------
          Outstanding December 31, 2005                 18,866,000     $  2.74
          Granted                                               --          --
          Exercised                                       (128,100)       2.05
          ---------------------------------------------------------------------
          Outstanding March 31, 2006                    18,737,900     $  2.74
          ---------------------------------------------------------------------


7.   Financial instruments:

     The fair value of other assets and the fair value based on the quoted market value of the investment in Sherwood Copper Corporation ("Sherwood") at March 31, 2006 are as follows:

     -------------------------------------------------------------------------
                                                      Carrying     Fair value
                                                         value
     -------------------------------------------------------------------------
     Investment in Sherwood                          $      --     $    8,969
     Other investments                                      37          1,541
     -------------------------------------------------------------------------


FINAL MAY 12, 2006                                                            8

MIRAMAR MINING CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS



This Management's Discussion and Analysis ("MD&A") provides an analysis of the financial results of Miramar Mining Corporation (the "Company") for the three months ended March 31, 2006 and compares them with the same period in the previous year. In order to better understand the MD&A, it should be read in conjunction with the annual consolidated financial statements and related notes. The Company's consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and expressed in thousands of Canadian dollars, except per share amounts. This MD&A is dated as of May 12, 2006. All amounts are expressed in Canadian dollars, except as otherwise indicated.


OVERVIEW
The Company's mining and exploration assets are primarily gold assets in the Canadian Arctic. The Company has developed considerable experience in operations, exploration and logistics in the Canadian Arctic where the Company has focused its activities for more than ten years. In 2004, the Company determined that gold production was no longer economically viable at its Con and Giant mines in Yellowknife, Northwest Territories and terminated all mining activities. Since then, the Company's business is focused on the exploration and development of the Hope Bay gold mineral project in Nunavut. The Hope Bay project is 100% owned by the Company, extends over 1,000 square kilometers and the Company believes the property encompasses one the most prospective undeveloped greenstone belts in Canada. The belt contains a number of significant gold deposits including the Doris North Project which is anticipated to become the first new gold mine in Nunavut.

The Company's goal is to become an intermediate gold producer through the phased development of the Hope Bay gold project as follows:

      Phase  1:     Short-term:  Development of a small scale,  high return gold mine at Doris North to commence production as expeditiously as possible, with the objective of generating significant cash flow, after capital payback, to advance the subsequent phases while minimizing equity dilution. Doris North is anticipated to produce 155,000 ounces of gold per year for two years.

      Phase  2:     Medium-term:  To  extend  and  expand  potential  production levels by developing the higher grade, readily accessible upper portions of the Boston, Doris Central and Madrid deposits, with a target production level of approximately
                    250,000 to 300,000 ounces of gold per annum, generating sufficient cash flow to advance to phase three.


5/16/2006                                                                     1

      Phase  3:     Longer-term:  To further expand  potential  gold  production levels by exploiting the very large Madrid deposit, and the remainder of the Boston and Doris deposits, to a sustained level in the range of 350,000 to 400,000 ounces of gold per annum.

To achieve these objectives, the Company needs to successfully complete, among other things, the current permitting process for the Doris North project on a timely basis and on acceptable terms, make a production decision, complete a positive feasibility study in 2006 for the Phase 2 expansion, complete financing for mine construction, successfully construct and place into production the Doris North deposit, complete development and permitting of the Boston, Doris and Madrid deposits and, if necessary, identify additional resources. Phases 2 and 3 are based on conceptual plans which depend on future positive mine engineering and geological, economic and mine engineering studies as well as permitting and regulatory approval.

Internal studies have indicated that there may be opportunities for large pit concept in the Madrid area within the Hope Bay Project than contemplated in the current phased plan and work in 2006 will include examining the viability of this larger scale operation.

In parallel with these development oriented activities, the Company intends to continue its exploration efforts at Hope Bay with the objective of discovering new deposits which could contribute to a sustained intermediate production profile, while also conducting grassroots exploration alone and in cooperation with strategic partners to identify longer term opportunities.


First Quarter Highlights

     o Hope Bay exploration and development programs for 2006 were approved and total approximately $29 million with the objective to complete approximately 55,000 meters of drilling to continue to expand and extend existing deposits and to explore for new deposits. Activity in 2006 will focus on delivering a feasibility study on Phase 2 of mine development and investigating the opportunity for larger scale mine production. Additionally, approximately $3.1 million has been budgeted to continue to advance the Doris North Project through the permitting and regulatory phase by year end.

     o On March 6, 2006, NIRB issued its final hearing report recommending to the Minister of Indian and Northern Affairs Canada that the Doris North Project should proceed. The Company anticipates receiving the Minister's decision in the second quarter.


5/16/2006                                                                     2

     o Exploration drilling commenced on March 11, 2006 and a total of 5,649 meters were completed during the first quarter at the Doris and Madrid deposits.

     o    Consolidated net loss of $2.1 million or $0.01 per share.

     o Subsequent to the quarter, on April 20, 2006, released an update to its resources at Hope Bay which increased the total by 2.6 million ounces or 40% over the prior year's calculation.

EARNINGS AND CASH FLOW

For the period ended March 31, 2006, the Company had a net loss of $2.1 million or $0.01 per share compared to a net loss of $1.1 million or $0.01 per share in the same period in 2005. The increased loss in the first quarter of 2006 resulted largely from an increase in stock based compensation in 2006 partially offset by increased income from the sale of shares in Sherwood Copper Corporation ("Sherwood") and American Gold Capital. Stock-based compensation of $2.5 million in the first quarter of 2006 was $1.6 million more than the first quarter of 2005 due to a higher fair value per option in 2006 compared to 2005 due to a higher average market price per share and an increase in the number of options granted in 2006 as compared to the first quarter of 2005.

Selected Financial Data

The following tables summarize total revenue loss and loss per share over the last eight fiscal quarters (in thousands of dollars except per share amounts).

                                   2006             2005            2005            2005
                                    Q1               Q4              Q3              Q2
                            --------------------------------------------------------------
Total Revenue               $      2,228    $          375    $        578    $        614
Loss                        $     (2,125)   $       (8,348)   $     (1,025)   $       (481)
Per Share                   $      (0.01)   $        (0.05)   $      (0.01)   $      (0.00)


                                   2005              2004           2004           2004
                                    Q1                Q4             Q3             Q2
                            --------------------------------------------------------------
Total Revenue              $         999    $        1,670    $      2,570    $      4,057
Loss                       $      (1,137)   $      (12,278)   $     (6,259)   $     (6,868)
Per Share                  $       (0.01)   $        (0.07)   $      (0.04)   $      (0.05)



5/16/2006                                                                     3

OPERATIONS OVERVIEW

REVENUE
Interest income for the first three months in 2006 was $0.7 million compared to $0.2 million in the same period of 2005; interest was higher in 2006 due to higher cash balance and higher realized interest rates in 2006. Other income was $1.5 million for the first quarter of 2006 and includes a gain on the sale of shares in Sherwood and American Gold Capital. For the same period in 2005, other income was $0.8 million which included management fees received from the Department of Indian and Northern Affairs for services provided for the Giant Mine, a fee for services provided to Sherwood and a gain on the sale of the Back River mineral property option.

OPERATING COSTS
During the first quarter of 2006, general and administrative expenses, salaries, professional services, investor relations and other costs totaled $1.3 million compared to $1.1 million in the first quarter of 2005. The increase in 2006 resulted from higher salaries period over period, more travel activity and additional internal audit consulting fees for regulatory compliance. Stock-based compensation of $2.5 million in the first quarter of 2006 was $1.6 million higher as compared to $0.9 million in the first quarter of 2005. The increase resulted largely from a higher estimated fair value in the first quarter of 2006 compared to the first quarter of 2005. The Company estimated average fair value per share option in 2006 to be $1.51 compared to an average fair value per share option of $0.70 in the first quarter of 2005. This change in fair value resulted in an increased expense of approximately $1.3 million. In addition, the Company granted and vested approximately 347,000 more stock options in 2006 than in 2005 which resulted in an increased expense of approximately $0.3 million. Depreciation, depletion and accretion expense in 2006 was $0.1 million compared to $0.4 million in the same period of 2005. In the first quarter of 2006, severance costs were recorded for a total of $0.7 million, which included an increase to the estimated amount accrued for terminated employees at the Yellowknife mines and a mark-to-market adjustment on the fair value of options to purchase Sherwood shares granted to a former employee. The Company will continue to mark-to-market these options in future periods until the options are either exercised or expired.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The preparation of the Company's consolidated financial statements requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as well as the reported expenses during the reporting period. Such estimates and assumptions affect the



5/16/2006                                                                     4
determination of the potential impairment of long-lived assets, estimated costs associated with reclamation and closure of mining properties, and assumptions in determining stock-based compensation and future income taxes. Management re-evaluates its estimates and assumptions on an ongoing basis; however, due to the nature of estimates, actual amounts could differ. The most critical accounting policies upon which the Company depends are those requiring estimates of gold reserves and resources and future recoverable gold ounces and assumptions of future gold prices.

ACCOUNTING FOR EXPLORATION AND DEVELOPMENT COST
Exploration expenditures related to mineral properties are deferred only if it is probable that these costs will be recovered from future operations. The carrying values of the mineral properties are assessed at the balance sheet date to determine whether any persuasive evidence exists that the properties may be permanently impaired. The Company's progress in its exploration and development activities towards its planned operations is a key factor to be considered as part of the ongoing assessment of the recoverability of the carrying amount of capital assets and deferred exploration and development costs. If there is persuasive evidence of impairment, the asset is written down to its estimated net recoverable value. Deferred acquisition, exploration and development expenditures totaled $177.7 million for Hope Bay at March 31, 2006.

ASSET RETIREMENT OBLIGATION
Asset retirement obligations are the estimated costs associated with mine closure and reclamation and recorded as a liability at fair value. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement cost is capitalized as part of the asset's carrying value at its initial discounted value and is amortized over the asset's useful life. In the event the actual cost of reclamation exceeds the Company's estimates, the additional liability for retirement and remediation costs may have an adverse effect on the Company's future results of operations and financial condition.

The asset retirement  obligation for the Con Mine is comprised of two components
(1) processing of historic mill roaster tailings to render arsenic contained within this material is rendered inert by a process which utilizes the pressure oxidation circuit; and, (2) site closure and monitoring activities, including building removal and capping of mine openings, restoration of tailings areas, water treatment and post-closure monitoring. Although the ultimate amount to be incurred is uncertain, the fair value of the liability for retirement and remediation has been estimated to be $18.2 million. As required by regulatory authorities and GAAP, cost estimates include contractor markups, provision for administration and engineering, provision for a market risk premium, and a


5/16/2006                                                                     5
provision for contingencies. However, the Company expects to use its employees wherever possible to complete the reclamation activities, which could reduce actual costs below the accrued liability. The Con Mine has $10.5 million on deposit and has committed the proceeds from any assets sales at the Con Mine to the Con Mine reclamation security trusts that will be applied to, in part, offset the reclamation costs as they are incurred. For purposes of determining the fair value of the obligation a discount rate of 9.8%, an inflation factor of 2.0% and a market risk premium of 8% have been applied.

Key assumptions in estimating the assets retirement obligation for the Con Mine include: that historic mill roaster tailings are milled in 2006 and processed in 2007 and final wash down and treatment of storage pits completed in 2006; that the final abandonment and restoration plan is approved and other site closure activities commence in 2007; that all buildings are removed and mine openings capped; that the site is restored to the standard acceptable for commercial-use property; and water treatment and monitoring continues post-closure for a period of 25 years.

Key assumptions in estimating the asset retirement obligation for the Hope Bay exploration camps include removal of exploration camps, reclamation of site pad and infrastructure, placement of surface stored waste rock underground at Boston and re-vegetation as needed. The estimate of the cost, based on contractor rates is $1.3 million.

STOCK-BASED COMPENSATION
Stock-based compensation is accounted for using the fair value based method. Under the fair value based method, compensation cost is measured at fair value of the options at the date of grant and is expensed over the vesting period of the award. The Company estimates the fair value using the Black-Scholes option pricing model. The key assumptions used in the first quarter of 2006 were: a risk-free interest rate of 3.87%, a dividend yield of 0%, an expected volatility of 60% and expected lives of stock options of 5 years. The weighted average fair value of options granted in 2006 was $1.51 per share option.

EXPLORATION AND DEVELOPMENT ACTIVITIES
The focus for the Company continues to be on the Hope Bay project. The Company is committed to a strategy of advancing the Hope Bay project to a production decision while continuing to expand gold resources. The staged development strategy will focus first on the high grade gold Doris North project, with the goal of generating cash flow to pay for site infrastructure and to fund the continued exploration and development of other resources on the Hope Bay belt. The Company plans to pursue extensions and expansions to the initial phase of production through



5/16/2006                                                                     6
the mining of other resources on the Hope Bay belt. The Company's exploration strategy will focus on expanding and increasing the confidence level of existing deposits and on continued exploration for new gold resources in order to support a sustained intermediate production profile. The Company will continue to conduct grassroots exploration alone and in cooperation with strategic partners on selected portions of the Hope Bay claim groups, when possible. To achieve these objectives, the Company needs to successfully complete the current regulatory process for the Doris North project, complete a positive feasibility study during 2006 for the Phase 2 expansion, complete financing for mine construction, successfully construct and place into production the Doris North deposit, complete development of the Boston, Doris and Madrid deposits and identify additional resources.

In the first quarter of 2006, programs at Hope Bay were approved which total approximately $29 million and are designed to complete approximately 55,000 meters of drilling with the objective to continue to expand and extend existing deposits and to explore for new deposits. Activity in 2006 will focus on delivering a feasibility study on the next phase of mine development and investigating the opportunity for larger scale mine production. Additionally, approximately $3.1 million has been budgeted to continue to advance the Doris North Project through the permitting and regulatory phase by year end.

The Hope Bay exploration camp was re-opened in late February and the season's drilling activity was commenced on March 11, 2006. At the end of March 5 drills were active, 2 at Doris and 3 at Madrid. Drilling results are expected to be released as they become available in the second quarter.

On April 20, 2006, the Company reported its revised resource calculation incorporating the results of the successful exploration activities in 2005 on the Hope Bay project which increased the total resources by 2.6 million ounces, or 40%. Given the identification of potential for a large open pit concept at the Madrid area, the Company was able to reduce the cutoff grade applied to those resources, which in part lead to the reported increase. The Company's plans for 2006 include work to investigate the viability of larger scale mine production. However, using the same cutoff grades as in 2004, more than one million ounces were added to the total resources. The table below summarizes the reported resources at December 31, 2005.



5/16/2006                                                                     7

        HOPE BAY PROJECT MINERAL RESOURCE ESTIMATES TO DECEMBER 31, 2005
                   (INCLUDES MINERAL RESERVES AT DORIS NORTH)

Category/Deposit                            Tonnes           Gold Grade         Contained Gold
                                            (000's)             (g/t)              (000's oz)
Indicated Resources
Boston                                       2,312              10.7                   798
Doris                                        1,169              19.3                   726
Madrid                                      14,167               4.5                 2,030
----------------------------------------------------------------------------------------------
Sub-total Indicated Resources               17,892               6.3                 3,554

Additional Inferred Resources*:
Boston                                       2,342               9.5                   741
Doris                                        1,634              14.5                   766
Madrid                                      29,594               4.2                 3,965
----------------------------------------------------------------------------------------------
Sub-total Additional                        36,748               5.1                 5,472
Inferred Resources*

*  Inferred resources are in addition to indicated resources.

This table contains rounded sum and totals may vary.

All resource and reserve  estimates  have been  prepared by the Miramar Hope Bay
Limited staff and directly employed consultants in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by John Wakeford, P. Geo., Vice President, Exploration and Qualified Person for the
Company.


In the first quarter of 2006, the Company continued to advance engineering studies for Phase 2 development of the Hope Bay project which included design and location alternatives of the processing plant. Activities to finalize the reports will commence in the second quarter, following the completion of resource modeling and mine design. The feasibility study is targeted to be completed in the third quarter of 2006.

The Company continues to work towards obtaining permits and licences for the Doris North project. On March 6, 2006, Nunavut Impact Review Board ("NIRB") issued its final hearing report recommending to the Minister of Indian and Northern Affairs Canada that the Doris North Project should proceed. The NIRB report requires acceptance by the Minister before NIRB can issue a project certificate. The Company anticipates receiving the Minister's decision in the second quarter of 2006. Subject to the Minister accepting NIRB's recommendation, the Company is targeting to have all required permits for production at Doris North in place by the end of 2006, which would permit shipping of construction materials to site in the summer of 2007, construction in the winter of 2007 and production commencing in 2008. Also in the first quarter, the Company organized the collection of environmental data for the 2006 summer season to address data requirements for the Doris North project and future phases of development at Hope Bay.



5/16/2006                                                                     8

CAPITAL PROGRAMS
During the first quarter of 2006, the Company had capital expenditures of $6.9 million for exploration and project activities at Hope Bay and $0.1 million for property, plant and equipment compared to expenditures in the first quarter of 2005 of $3.3 million for exploration and project activities at Hope Bay and $0.1 million for property, plant and equipment.

FINANCING AND LIQUIDITY
At March 31, 2006, the Company had consolidated working capital of $61.1 million compared to $64.3 million at the end of 2005. At March 31, 2006, the Company had $66.8 million of cash and cash equivalents and short-term investments compared to $68.7 million at the end of 2005. At March 31, 2006, the Company also had $15.0 million in cash collateral deposits for reclamation bonds which are classified outside of working capital.

The Company believes it has sufficient cash resources and liquidity to sustain its planned activities in 2006. The future exploration and development of the Hope Bay project may require the Company to raise additional capital through a combination of project debt and equity financings. The Company's strategy is to use equity financing for exploration activities and to maximize project debt to build mining infrastructure until sufficient cash flow is generated from mining production.

LIABILITIES AND CONTINGENCIES
The Company has the legal obligation to reclaim properties for which it holds water licenses and exploration and mining agreements. The Company has estimated these asset retirement obligations at March 31, 2006, in accordance with accounting guidelines described above, to be an aggregate of $25.1 million on an undiscounted basis. The properties for which these obligations have been estimated are the Con Mine in Yellowknife and the Hope Bay properties in Nunavut. The Company has established cash deposits as collateral for letters of credit pledged in favour of various governmental agencies and others under several water licenses and mineral exploration and mining agreements. The Company has also established two reclamation security trusts for the reclamation of the Con Mine. The Company has cash collateral deposits totaling $15.0 million for the Con Mine, the Hope Bay properties and properties in Nevada.

The reclamation security trusts for the Con Mine were established on December 31, 2004. The Company deposited $9 million of the $10 million proceeds from the sale of its Bluefish hydro electric facility into a reclamation security trust, in accordance with an agreement with DIAND. The remaining $1 million of the proceeds was, and the proceeds from any subsequent sale of

Con Mine assets will be deposited into a second reclamation security trust. The cost of reclamation was estimated by the Company on the basis of a draft remediation plan which had been submitted to the McKenzie Valley Water Board in February 2003. The final plan is currently under review by the Water Board.
Based on comments received to date from the regulatory review process, the Company has estimated the impact of the required changes to the plan and recorded an increase of $8.1 million to the liability at December 31, 2005. Any further changes upon receiving final approval of the plan could result in an increase to the estimated liability.

In 1995, the Company entered into a joint exploration transaction with an investor that resulted in the sale of an interest in the assets comprising the Con Mine. The transaction was based upon an independent valuation prepared for the Company. In 2000, Canada Revenue Agency ("CRA") issued a re-assessment notice challenging the valuation that formed the basis for this transaction. The re-assessment does not give rise to any taxes payable by the Company. However, as part of the original transaction, the Company agreed to compensate the investor for any shortfall in the value of the assets transferred, to a maximum of $2.7 million, plus accrued interest (approximately $2.4 million at March 31,
2006), should a ruling denying the transfer of certain tax pools be made against the Company. In 2004, the Company received notification that CRA has re-confirmed the original re-assessment. As a result, the Company filed a notice of appeal in March 2005. In April 2006, the Company participated in the discovery process for this case conducted by the Tax Court of Canada. While management intends to strenuously defend the independent valuation, the outcome of this issue is not yet determinable. No provision for these costs has been recorded at March 31, 2006.

CONTRACTUAL OBLIGATIONS
The following table summarizes the contractual obligations as at January 1, 2006 of the Company for each of the five years commencing with 2006 and thereafter, in thousands of dollars.


                               2006      2007     2008    2009    Thereafter
                             --------- --------- ------- ------- -------------
Oxygen plant                   $822     $ 612    $  --   $   --    $     --
Office lease costs              306       316      316      316       1,110
Exploration equipment           293        30       --       --          --
Site reclamation(1)           6,240     3,059       --       --      15,635


(1) The Company is obligated to fund reclamation and closure costs for its mining and exploration operations as a condition of associated water licenses. However, the timing of the payments has not been determined with certainty and may change depending upon future events. The Company is in the process of finalizing its abandonment and restoration plan with regulatory agencies for the Con Mine which will establish the extent and timing of site closure reclamation



5/16/2006                                                                     9
activities. Reclamation of exploration sites will be deferred to the extent that the Company continues to be engaged in actively exploring them.

For additional information related to the Company's obligations and commitments see note 16 in the annual consolidated financial statements.

OFF BALANCE SHEET ARRANGEMENTS
The Company does not have any off balance sheet arrangements other than the pension obligations which are described in note 13 of the annual consolidated financial statements.

OUTLOOK
The outlook for the Company is dependent on the successful exploration and development of the Hope Bay project. The Company controls 100% of the Hope Bay project, which has measured and indicated resources totaling 3.6 million ounces of gold at a grade of 6.3 grams per ton and an additional 5.5 million ounces of gold at a grade of 5.0 grams per ton in the inferred category.

The Company plans to continue to work towards making a production decision on the Doris North project, including advancement of the permitting process. The Company is confident that it will be successful in addressing the concerns of the regulatory agencies and, if the permitting process is successfully completed, the Company will make a final decision on a commitment to the construction process. If the project is approved by the Company, production could commence during 2008. However, there can be no assurance that the permitting process will be completed as planned or that the Company will develop Doris North as anticipated.

As part of the Company's development strategy for Hope Bay, programs have been completed in 2005 that were designed to facilitate delivery of a feasibility study in 2006 which, if successful, could demonstrate the opportunity for the development of significant sustained gold production following the Doris North project.

As a result of the termination of mining activities at Con and Giant mines, the Company does not expect to generate significant operating revenue in 2006. The Company anticipates that final approval for the Con Mine abandonment and restoration plan will be received in 2006 which will permit the Company to conduct final reclamation activities in subsequent periods. On June 30, 2005, the Company returned the Giant Mine property to DIAND in accordance with the terms of the acquisition agreement. The Company does not have any ongoing reclamation obligations for the Giant Mine.



5/16/2006                                                                     10

RISKS AND UNCERTAINITIES
The Company will require additional capital to pursue its exploration and development work at Hope Bay. Given the nature of capital market demand for speculative investment opportunities, there is no assurance that additional financing will be available for the appropriate amounts and at the times required. The Company has developed a cash management plan that will enable it to invest on a priority basis in projects likely to generate favourable results in the near-to-medium term.

The impact of fluctuations in the price of gold is a risk to the Company's ability to develop its properties as well as future profitability and cash flow. As the gold price is denominated in U.S. dollars, the Company is also at financial risk as the currency exchange rate between Canadian and U.S. dollars fluctuates. If the Canadian dollar strengthens against to the U.S. dollar, revenue from future gold sales, which is generated in U.S. dollars, would convert to fewer Canadian dollars available to pay for operating costs that are almost entirely incurred in Canadian dollars. Permitting mining projects such as the Doris North project requires the approval of regulatory agencies which are beyond the Company's control. As a result, the receipt of approvals for the project and the timing of grants of necessary permits are inherently uncertain.

FORWARD LOOKING STATEMENTS
Statements relating to exploration work at the Hope Bay project and the expected results of this work and strategies and plans for the development of the Hope Bay project, statements related to analyses of financial condition, future results of operations and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "satisfies," "potential,"
"goal," "objective," "prospective," "strategy", "target," and similar expressions, or that events or conditions "will," "would," "may," "can," "could" or "should" occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices and currency exchange rates; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company's properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work


5/16/2006                                                                     11
program; the risk of environmental contamination or damage resulting from Miramar's operations, risks and uncertainties described under "Risks and Uncertainties" and elsewhere in the Management's Discussion and Analysis, and other risks and uncertainties, including those described in the Miramar's Annual Report on Form 40-F for the year ended December 31, 2005 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar's management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

All resource estimates reported in this disclosure are calculated in accordance with the National Instrument 43-101 of the Canadian securities administrators and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, which permits U.S. mining companies in their SEC filings to disclose only those mineral deposits that qualify as proven or probable "reserves" because a determination has been made based on an appropriate feasibility study that the deposits could be economically and legally extracted or produced, and, accordingly, resource information reported in this disclosure may not be comparable to similar information reported by United States companies. The term "resource(s)" does not equate to "reserves" and normally may not be included in documents filed with the Securities and Exchange Commission, and investors are cautioned not to assume that "resources" will be converted into "reserves" in the future.

This disclosure uses the term "inferred resources". While this term is recognized by Canadian securities regulations concerning disclosures by mining companies, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of the "inferred resources" will ever be upgraded to a high category. Under Canadian securities regulations, estimates of "inferred resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that part or all of an "inferred resource" exist or are economically or legally feasible.




5/16/2006                                                                     12

                                  FORM 52-109F2

                        CERTIFICATION OF INTERIM FILINGS

I, Anthony P. Walsh, President and Chief Executive Officer of Miramar Mining Corporation certify that:

     1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Miramar Mining Corporation (the "Issuer") for the period ending March 31, 2006;

     2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

     3. Based on my knowledge, the interim financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings;

     4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

          (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.


Date: May 15, 2006



                 /s/ "Anthony P. Walsh"
                 ----------------------------------------
                 Anthony P. Walsh
                 President & Chief Executive Officer

                                  FORM 52-109F2

                        CERTIFICATION OF INTERIM FILINGS


I, Elaine Bennett, Chief Financial Officer of Miramar Mining Corporation certify that:

     1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Miramar Mining Corporation (the "Issuer") for the period ending March 31, 2006.

     2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

     3. Based on my knowledge, the interim financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings;

     4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

          (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.


Date: May 15, 2006



                 /s/ "Elaine Bennett"
                 ------------------------------
                 Elaine Bennett
                 Chief Financial Officer